SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7665	E-MAIL ADDRESS jpark@stblaw.com

October 11, 2012

VIA EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Shinhan Financial Group Co., Ltd.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 001-31798

Dear Ms. Ciboroski:

We are writing on behalf of our client, Shinhan Financial Group Co., Ltd. (the “Company”) in response to your letter, dated September 27, 2012, containing the comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the Form 20-F for the fiscal year ended December 31, 2011 filed with the Commission on April 30, 2012.

As per the conversation between you and my colleague Johneth Park on October 10, 2012, we are grateful that the Staff has tentatively agreed to our request to respond to these comments by November 9, 2012. We very much appreciate the Staff’s understanding and patience in this regard, and we will inform the Company to proceed on this basis unless we are notified otherwise by the Staff.

Leiming Chen    Philip M.J. Culhane    Daniel Fertig    Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park

Youngjin Sohn    Kathryn King Sudol    Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON     LOS ANGELES    LONDON    PALO ALTO    SÃO  PAULO    TOKYO    WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

Securities and Exchange Commission	-2-	October 11, 2012

Please contact me at Simpson Thacher & Bartlett (35th floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, telephone number 852-2514-7665 and fax number 852-2869-7694), if we can be of any assistance to the Staff.

Very truly yours,

/s/ Jin Hyuk Park